Exhibit 99.1

2021 budget to achieve nearly $1 billion of synergies in first year

Calgary, Alberta (January 28, 2021) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE)

has delivered a disciplined 2021 capital budget focused on maintaining safe and reliable operations while positioning the company to drive enhanced shareholder value. The budget includes sustaining capital of approximately $2.1 billion to deliver upstream production of approximately 755,000 barrels of oil equivalent per day (BOE/d) and downstream throughput of approximately 525,000 barrels per day (bbls/d).

The budget anticipates Cenovus achieving nearly $1 billion of synergies in 2021 as a result of its recent transaction with Husky Energy, putting the company firmly on track to reach its planned $1.2 billion in annual run-rate synergies by the end of 2021. The budget also includes $520 million to $570 million for the Superior Refinery rebuild, with a substantial portion of the go-forward costs expected to be recovered through insurance proceeds.

“With this budget we’re delivering on the commitments we made when we announced the Husky transaction,” said Alex Pourbaix, Cenovus President & Chief Executive Officer. “In 2021 we’ll remain focused on disciplined capital allocation, investing selectively in the highest return opportunities available in our expanded asset portfolio, and we expect to make significant progress towards achieving our synergy targets.”

2021 budget highlights:

•	Total upstream production of 730,000 BOE/d to 780,000 BOE/d
•	Total downstream throughput of 500,000 bbls/d to 550,000 bbls/d
•	Total capital expenditures of $2.3 billion to $2.7 billion, including
o	Sustaining capital of approximately $2.1 billion, compared to the $2.4 billion annual average estimated at transaction announcement
o	Superior Refinery rebuild costs of $520 million to $570 million (excluding insurance proceeds)

2021 Guidance (C$, before royalties)
UPSTREAM	Production (MBOE/d)	Capex ($Millions)	Operating costs [1] ($/BOE)
Oil Sands (includes thermal & cold/EOR)	524 – 586	850 – 950	9.50 – 11.50
Conventional	132 – 151	170 – 210	10.00 – 12.00
Offshore	61 – 72	200 – 250	12.00 – 14.00
Total upstream [2]	730 – 780	1,220 – 1,410
DOWNSTREAM	Throughput (Mbbls/d)
Canadian & U.S. Manufacturing	500 – 550	480 – 630
Superior Refinery rebuild		520 – 570
Total downstream	500 – 550	1,000 – 1,200	10.00 – 11.50
CORPORATE		75 – 100
TOTAL		2,300 – 2,700

[1] Reflects presentation differences between Cenovus and legacy Husky as well as the inclusion of certain turnaround costs in operating expense.
[2] Production ranges for segments are not intended to equal total upstream.

Budget overview

Cenovus’s $1.2 billion synergy target from its combination with Husky includes $600 million in estimated annual corporate and operating synergies and $600 million in estimated capital allocation synergies. The 2021 budget positions the company to achieve about $400 million of the estimated annual corporate and operating synergies and all of the estimated capital allocation synergies this year.

Work to achieve these synergies in 2021 is well underway. This includes consolidating information technology (IT) systems and eliminating other service overlaps, applying Cenovus’s industry-leading practices and processes, including sub-surface optimization techniques, across Husky’s legacy oil sands assets and standardizing field operating models. At the time the transaction with Husky was announced, Cenovus said it would reduce the combined company’s workforce by 20 percent to 25 percent to eliminate role duplication and increase efficiency, and the company has already made significant progress towards that target.

“Our 2021 budget puts us firmly on track to achieve the $1.2 billion in annual run-rate synergies we identified, with nearly $1 billion of that total expected to be achieved this year,” said Pourbaix. “I’m highly confident we will meet or even exceed our target.”

Cenovus remains committed to maintaining and improving its current investment-grade credit ratings. This includes the company’s continued focus on allocating free funds flow to reduce its net debt to less than $10 billion and targeting a longer-term net debt level at or below $8 billion.

Both Cenovus and Husky have demonstrated meaningful improvements in process safety events and total recordable injury frequency over the past three years, and the 2021 budget maintains the combined company’s focus on enhancing safety and asset integrity. A key priority for Cenovus this year is to harmonize safety management systems across the combined business.

The company expects between $500 million and $550 million of one-time integration-related costs such as consultation and legal fees, transfer of licensed seismic data, integration of IT systems, severance associated with workforce reductions and change of control obligations.

Operating highlights

Oil Sands

Cenovus’s Oil Sands segment has six producing assets located in Alberta and Saskatchewan — the Christina Lake, Foster Creek, Sunrise and Tucker oil sands projects as well as the Lloydminster thermal projects and Cold/Enhanced Oil Recovery.

In 2021, the company plans to spend $850 million to $950 million on its Oil Sands segment. Oil Sands capital is primarily for sustaining production with the vast majority intended for Christina Lake, Foster Creek and the Lloydminster thermal assets. This reflects the company’s philosophy of disciplined investment focused on higher-return opportunities.

The company continues to evaluate the application of operating strategies successfully employed at Foster Creek and Christina Lake across all of its oil sands assets.

Oil sands operating costs are expected to be in the range of $9.50/bbl to $11.50/bbl. This reflects presentation differences between Cenovus and legacy Husky as well as the inclusion of certain turnaround costs in operating expense.

Average oil sands production in 2021 is expected to be in the range of 524,000 bbls/d to 586,000 bbls/d. Christina Lake and Foster Creek expected production ranges are 220,000 bbls/d to 240,000 bbls/d and 165,000 bbls/d to 185,000 bbls/d, respectively. Foster Creek production estimates reflect incremental production anticipated from three new well pads scheduled to come online in the first half of the year. Cenovus expects production in the range of 80,000 bbls/d to 90,000 bbls/d at the Lloydminster thermal assets.

Conventional

The Conventional segment includes conventional oil and natural gas production and processing operations in the Deep Basin and other parts of Western Canada. Cenovus also maintains an interest in the Marten Hills area of Alberta through its investment in Headwater Exploration Inc.

Cenovus plans to spend between $170 million and $210 million on its Conventional portfolio in 2021, which includes economic development in various plays to generate strong returns, improve underlying cost structures through volume enhancement and offset declines.

Production is expected to be in the range of 132,000 BOE/d to 151,000 BOE/d, including 590 million cubic feet per day (MMcf/d) to 650 MMcf/d of natural gas.

Per-unit operating costs are forecast to be in the range of $10/BOE to $12/BOE. This reflects a planned increase in turnarounds due to deferral of turnaround activity from 2020. The company continues to reduce absolute costs across its conventional portfolio and evaluate opportunities to improve the overall competitiveness of the assets.

Offshore

Cenovus’s Offshore segment includes operations and exploration prospects in the Asia Pacific region and offshore Newfoundland and Labrador. Assets in Asia include the Liwan Gas Project offshore China and natural gas projects in the Madura Strait offshore Indonesia. In Atlantic Canada, the company operates in the Jeanne d'Arc Basin, home to the White Rose oil field.

In 2021, Cenovus plans to spend between $200 million and $250 million on its Offshore segment. This capital spend includes planned wells in China and continued development of the MDA-MBH and MDK fields in the Madura Strait, as well as baseline preservation capital for the West White Rose Project, which has been deferred for 2021 while the company continues to evaluate its options.

Working interest production from the company’s assets in China is expected to range between 43,000 BOE/d and 50,000 BOE/d, and working interest production from the assets in Indonesia is forecast to be between 7,000 BOE/d and 9,000 BOE/d. Working interest production from the company’s Atlantic assets is expected to range between 11,000 BOE/d and 13,000 BOE/d in 2021.

Overall operating costs for the Offshore segment are expected to average in the range of $12/BOE to $14/BOE.

Downstream

Cenovus’s Downstream segment is comprised of the company’s Canadian Manufacturing, Retail and U.S. Manufacturing businesses.

Canadian Manufacturing includes the Cenovus owned and operated upgrader and asphalt refinery in Lloydminster, the company’s crude-by-rail terminal and two ethanol plants. The Lloydminster upgrader and asphalt refinery are well positioned to capture heavy oil-to-synthetic, diesel and asphalt margins and are expected to generate strong free funds flow for the company in 2021. The Retail business includes Cenovus’s Canadian retail and commercial channels.

U.S. Manufacturing includes wholly owned refineries in Lima, Ohio and Superior, Wisconsin as well as a 50 percent stake in both the Phillips 66-operated Wood River Refinery in Roxana, Illinois and Borger Refinery, in Borger, Texas, and a 50 percent stake in the Toledo Refinery near Toledo, Ohio, which is operated by BP Products North America Inc.

In 2021, Cenovus plans to spend $1.0 billion to $1.2 billion on its Downstream segment. This includes capital for base maintenance, reliability and safety projects, high-return optimization opportunities at the Wood River and Borger refineries, as well as C$520 million to C$570 million in 2021 for the Superior Refinery rebuild project, which will further improve the company’s integration while reducing Alberta heavy exposure. The full completion cost for the rebuild is estimated to be approximately US$950 million, with US$324 million already invested. Cenovus has reviewed this project in detail and the revised cost estimate is consistent with the due diligence completed as part of the transaction. The company expects a large portion of the go-forward capital cost of the project to be offset by insurance proceeds. The refinery is expected to restart around the first quarter of 2023, with a nameplate processing capacity of 49,000 bbls/d, including capability to process up to 34,000 bbls/d of heavy oil while producing asphalt, gasoline and diesel.

Operating costs for Canadian refining are expected to be in the range of $8.50/bbl to $10/bbl. U.S. refining operating costs are expected to be in the range of $10/bbl to $12/bbl. Refining and upgrading throughput is expected to be in the range of 500,000 bbls/d to 550,000 bbls/d, with an anticipated utilization rate of approximately 85 percent reflecting all planned turnarounds as well as the expected continuation of a challenging environment for downstream product demand in 2021.

Sustainability

Cenovus remains dedicated to delivering leading environmental, social and governance (ESG) performance. Its expanded portfolio presents additional opportunities for the company to lower greenhouse gas emissions intensity and address other key ESG areas.

The company is now refreshing its ESG materiality assessment to identify priority areas based on stakeholder feedback and analysis of the external sustainability landscape. Cenovus will then develop meaningful, practical climate and other ESG targets, along with plans for achieving them, to align with the company’s long-term business plan.

Guidance

Additional details on 2021 guidance are available at cenovus.com under ‘Investors.’

Conference Call Today

9 a.m. Mountain Time (11 a.m. Eastern Time)

Cenovus will host a 2021 budget conference call today, January 28, 2021, starting at 9 a.m. MT (11 a.m. ET). To participate, please dial 888-231-8191 (toll-free in North America) or 647-427-7450 approximately 10 minutes prior to the conference call. A live audio webcast of the conference call will also be available via cenovus.com. The webcast will be archived for approximately 90 days.

ADVISORY

Basis of Presentation – Cenovus reports financial results in Canadian dollars and presents production volumes on a net to Cenovus before royalties basis, unless otherwise stated.

Cenovus prepares its financial statements in accordance with International Financial Reporting Standards (IFRS).

Barrels of Oil Equivalent – Natural gas volumes have been converted to barrels of oil equivalent (BOE) on the basis of six thousand cubic feet (Mcf) to one barrel (bbl). BOE may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil compared with natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is not an accurate reflection of value.

Non-GAAP Measures and Additional Subtotal

This news release contains references to free funds flow and net debt, which are non-GAAP measures. These measures do not have a standardized meaning as prescribed by IFRS. Readers should not consider these measures in isolation or as a substitute for analysis of the company's results as reported under IFRS. These measures are defined differently by different companies and therefore are not comparable to similar measures presented by other issuers. For definitions, as well as reconciliations to GAAP measures, and more information on these and other non-GAAP measures and additional subtotals, refer to “Non-GAAP Measures and Additional Subtotals” on page 1 of Cenovus's Management's Discussion & Analysis (MD&A) for the period ended September 30, 2020 (available on SEDAR at sedar.com, on EDGAR at sec.gov and Cenovus's website at cenovus.com).

Forward-looking Information

This news release contains certain forward-looking statements and forward-looking information (collectively referred to as “forward-looking information”) within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995, about our current expectations, estimates and projections about the future, based on certain assumptions made by us in light of our experience and perception of historical trends. Although Cenovus believes that the expectations represented by such forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking information as actual results may differ materially from those expressed or implied.

Forward-looking information in this document is identified by words such as  “achieve”, “anticipate”, “believe”, “capacity”, “challenging”, “committed”, “commitment”, “continue”, “dedicate”, “deliver”, “drive”, “estimate”, “exceed”, “expect”, “focus”, “forecast”, “guidance”, “improve”, “maintaining”, “meet”, “on the path”, “on track”, “opportunity”, “plan”, “position”, “priority”, “reduce”, “reliable”, “schedule”, “target”, “will” or similar expressions and includes suggestions of future outcomes, including statements about: the integration of the company following its transaction to combine with Husky Energy Inc. and the resulting synergies; strategy and related milestones and targets; projections for 2021 and our plans and strategies to realize such projections; priorities and other statements relating to forecast capital discipline and investment, production and throughput guidance, per-barrel operating cost, throughput, and debt reduction, maintaining and improving current investment-grade credit ratings; continuous improvement in process safety and operations integrity, and to maintaining robust COVID-19 protocols to protect our staff; reducing our cost structure and enhancing value across the full value chain; ability of integrated assets to reduce Alberta heavy exposure; the Superior Refinery rebuild project, including costs and estimated insurance proceeds; dedication to leading environmental, social and governance (ESG) performance and plans to set and achieve ESG targets; and all statements related to the company’s updated 2021 Guidance.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally. The factors or assumptions on which our forward-looking information is based include: ability to achieve the benefits and anticipated synergies anticipated from the transaction with Husky Energy Inc.; the duration of the market downturn; the impacts of COVID-19 and related restriction on movement on our staff, business, the industry and the economy; updated price and sensitivities assumptions in Cenovus’s 2021 Guidance (dated January 28, 2021) available at cenovus.com; projected capital costs and investment levels; reliability of our assets including in order to meet production and throughput targets; ability to achieve debt targets; ability to continuously improve process safety and operations integrity; ability to complete the Superior Refinery rebuild on time and on budget and receipt of expected insurance proceeds; ability to leverage the company's storage capacity to increase optionality and capture higher margins; continued improved Canadian commodity prices; accounting estimates and judgments; ability to develop meaningful, practical climate and other ESG targets and plans for achieving them; future development of, use of and ability to access technology and associated expected future results; ability to obtain necessary regulatory and partner approvals; and the successful and timely implementation of capital projects.

Additional information about risks, assumptions, uncertainties and other factors that could influence Cenovus’s actual results is provided in Cenovus’s MD&A for the year ended December 31, 2019 and its MD&A for the period ended September 30, 2020 as well as its Annual Information Form and Form 40-F for the year ended December 31, 2019 (all available on SEDAR at sedar.com, on EDGAR at sec.gov and Cenovus's website at cenovus.com).

Readers are cautioned that the foregoing lists are not exhaustive and are made as at the date hereof. Events or circumstances could cause Cenovus's actual results to differ materially from those estimated, projected, expressed, or implied by the forward-looking information. Cenovus undertakes no obligation to update or revise any forward-looking information except as required by law.

Cenovus Energy Inc.

Cenovus Energy Inc. is an integrated energy company with oil and natural gas production operations in Canada and the Asia Pacific region, and upgrading, refining and marketing operations in Canada and the United States. The company is focused on managing its assets in a safe, innovative and cost-efficient manner, integrating environmental, social and governance considerations into its business plans. Cenovus shares trade under the symbol CVE and are listed on the Toronto and New York stock exchanges. For more information, visit cenovus.com.

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